

16021550

SEC Mail Processing Section

MAY 27 2016

Washington DC 406

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66772

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/15 (MM/DD/YY) AND ENDING 03/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OCEANUS SECURITIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

989 SIXTH AVENUE, 19th FLOOR
(No. and Street)

NEW YORK (City) NY (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 27 2016
DIVISION OF TRADING & MARKETS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

192 LOWELL ROAD, UNIT 17 #219 (Address) HUDSON (City) NH (State) 03051 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Nitin Gambhir, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oceans Securities LLC, as of 26 May, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA


JEREMY TOMONO
Notary Public State of Nevada
No. 15-2064-1
My appt. exp. May 11, 2019

Signature

Managing Member
Title

Jeremy K. Tomono
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OCEANUS SECURITIES, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED

MARCH 31, 2016

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243

FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Oceanus Securities, LLC

We have audited the accompanying financial statements of Oceanus Securities, LLC (a Delaware limited liability company), which comprise the statement of financial condition as of March 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Oceanus Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Oceanus Securities, LLC as of March 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I, II, III and IV have been subjected to audit procedures performed in conjunction with the audit of Oceanus Securities, LLC's financial statements. The supplemental information is the responsibility of Oceanus Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Hudson, NH
May 25, 2016

OCEANUS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2016

ASSETS

Cash	$	693,648
Accounts receivable	$	52,005
Software marketing rights		20,000
Total assets	$	765,653

LITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	561,676
Member's equity		203,977
Total liabilities and member's equity	$	765,653

See Report of Independent Registered Public Accounting Firm And
Notes to Financial Statements

OCEANUS SECURITIES, LLC

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED MARCH 31, 2016

Revenues:	
Licensing fees	$ 5,224,189
Other income	430,625
Interest income	347
	5,655,161
Expenses:	
Licensing expense	5,547,290
Occupancy expenses	4,560
Communication expenses	720
Other operating expenses	52,614
Total expenses	5,605,184
Net income	$ 49,977

OCEANUS SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED MARCH 31, 2016

Member's equity at beginning of year	$ 154,000
Member's distributions	
Net income (loss)	49,977
Member's equity at end of year	$ 203,977

See Report of Independent Public Accounting Firm And
Notes to Financial Statements

OCEANUS SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2016

Cash flows from operating activities:			
Net income (loss)		$	49,977
Adjustments to reconcile net income to net cash provided by operating activities:			
Decrease in accounts receivable	(52,005)		
Increase in accounts payable	528,265		
Increase in accrued expenses	2,730		
Total adjustments			478,990
Net cash provided by operating activities			528,967
Net increase in cash			528,967
Cash at beginning of year			164,681
Cash at end of year		$	693,648

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$	-
Income taxes	$	1,500

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

OCEANUS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2016

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was organized on October 15, 2003 as a Delaware limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. As a limited liability company the members' liability is limited to their investment.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management's Review for Subsequent Events

Management had evaluated subsequent events through May 25, 2016, the date which the financial statements were available to be issued.

NOTE 2 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $132,010 at March 31, 2016, which exceeded required net capital of $37,445 by $94,527. The ratio of aggregate indebtedness to net capital at March 31, 2016 was 425.60%

NOTE 3 - INCOME TAXES

The Company is a limited liability company and as such, is required to file its own partnership tax return. As a result, no federal, state or local income taxes are provided as they are the responsibility of the individual member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary. The Company's parent files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2011. The years 2012 to 2015 remain subject to examination by taxing authorities.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company licenses software developed by one of its members to other broker dealers. During the year ended March 31, 2016 the Company received $5,654,814 in revenues from these licenses and paid its member, Tethys Technology, Inc. $5,547,290 in licensing expenses. As of March 31, 2016, the Company owed its member $550,965 for licensing fees.

The Company's member, Tethys Technology, Inc., also pays for its office space, telephone and other office supplies on a monthly basis. During the year ended March 31, 2016, the company paid $14,400 in expenses to this member.

NOTE 5- CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash in a checking account which is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 at one financial institution. As of March 31, 2016, the Company had a money market account that exceeded the FDIC Insurance limit.

OCEANUS SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

FOR THE PERIOD ENDED MARCH 31, 2016

OCEANUS SECURITIES, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

MARCH 31, 2016

Total ownership equity from statement of financial condition	$	203,977
Total nonallowable assets from statement of financial condition		72,005
Net capital before haircuts on securities positions		131,972
Haircuts on securities		-
Net capital		131,972
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	561,676
Total aggregate indebtedness	$	561,676
Percentage of aggregate indebtedness to net capital		425.6%
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of A.I.)	$	37,445
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	37,445
Excess net capital	$	94,527
Excess net capital at 1000%	$	75,804

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

OCEANUS SECURITIES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

MARCH 31, 2016

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

OCEANUS SECURITIES, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

MARCH 31, 2016

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

OCEANUS SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2016

Oceanus Securities, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & ASSOCIATES, PLLC
Certified Public Accountant
142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243
FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Oceanus Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Oceanus Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Oceanus Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((2)(i)) (the "exemption provisions") and (2) Oceanus Securities, LLC stated that Oceanus Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Oceanus Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Oceanus Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

May 25, 2016

OCEANUS SECURITIES, LLC

989 Sixth Avenue, 19th Floor, New York, NY 10018 Tel: 212-509-5600 Fax: 212-509-5605

EXEMPTION REPORT
YEAR ENDED MARCH 31, 2016

We, as members of management of Oceanus Securities, LLC (the Company) are responsible for complying with 17 C. F. R. §240.17a-5 "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirement of 17 C. F. R. §240.17a-5 and the exemption provisions in 17 C. F. R. §240. 15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C. F. R. §15c3-3(k) under which the Company claimed an exemption from 17 C. F. R. §240. 15c3-3(k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended March 31, 2016 without exception.

The Company is exempt from the provisions of 17 C. F. R. §240. 15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k) (2) (i) of such Rule) as the Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to customers.



Nitin Gambhir
President
Oceanus Securities, LLC

OCEANUS SECURITIES, LLC

SUPPLEMENTAL SIPC REPORT

MARCH 31, 2016

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243

FAX (603) 369-6019

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT

ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Member of Oceanus Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2016, which were agreed to by Oceanus Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Oceanus Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Oceanus Securities, LLC's management is responsible for Oceanus Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) .Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in October 2015 and April 2016, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

May 25, 2016

OCEANUS SECURITIES, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED MARCH 31, 2016

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$ 14,137
Less Payments Made:		
Date Paid	Amount	
10-28-15	$7,195	
		(7,195)
Interest on late payment(s)		0
Total Assessment Balance or Overpayment		$6,942
Payment made with Form SIPC 7		$6,942

See Accountant's Report

OCEANUS SECURITIES, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED MARCH 31, 2016

Total revenue	$5,655,161
Additions:	
Various (list)	
Total additions	$ 0
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	0
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	0
Net gain from securities in investment accounts	0
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	0
Other	347
Total deductions	$ 347
SIPC NET OPERATING REVENUES	$5,654,814
GENERAL ASSESSMENT @ .0025	$ 14,137

See Accountant's Report